HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2019 and 2018

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three months ended March 31, 2019, as well as the Company’s audited amended consolidated financial statements and amended MD&A for the year ended December 31, 2018. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which can vary from those of the US. This MD&A provides information for the three months ended March 31, 2019, based on information available to management as of May 8, 2019.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2019	2018	Change
Revenues	1,759	1,576	11.6%
Purchased power	807	751	7.5%
Revenues, net of purchased power[1]	952	825	15.4%
Operation, maintenance and administration (OM&A) costs	416	270	54.1%
Depreciation, amortization and asset removal costs	212	197	7.6%
Financing charges	163	88	85.2%
Income tax expense (recovery)	(16)	42	(138.1%)
Net income attributable to common shareholders of Hydro One	171	222	(23.0%)

Basic earnings per common share (EPS)	$0.29	$0.37	(21.6%)
Diluted EPS	$0.29	$0.37	(21.6%)
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$0.52	$0.35	48.6%
Diluted Adjusted EPS[1]	$0.52	$0.35	48.6%

Net cash from operating activities	118	376	(68.6%)
Funds from operations (FFO)[1]	224	414	(45.9%)

Capital investments	311	305	2.0%
Assets placed in-service	145	145	—%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,763	19,815	4.8%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,738	7,406	4.5%

	2019	2018
Debt to capitalization ratio[2]	56.2%	55.6%

[1]	See section “Non-GAAP Measures” for description and reconciliation of basic and diluted Adjusted EPS, FFO and Revenues, net of purchased power.

[2]
Debt to capitalization ratio has been presented at March 31, 2019 and December 31, 2018, and has been calculated as total debt (includes total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON) in respect of the Bruce-to-Milton transmission line. Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The other segment includes certain corporate activities and the operations of the Company’s telecommunications business.
For the three months ended March 31, 2019 and 2018, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

Three months ended March 31	2019	2018
Transmission	45%	51%
Distribution	54%	48%
Other	1%	1%

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

At March 31, 2019 and December 31, 2018, Hydro One’s business segments accounted for the Company’s total assets as follows:

	March 31, 2019	December 31, 2018
Transmission	56%	55%
Distribution	37%	36%
Other	7%	9%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended March 31, 2019 of $171 million is a decrease of $51 million or 23.0% from the prior year. Significant influences on net income included:

•	increase in distribution revenues, net of purchased power, primarily due to the Ontario Energy Board's (OEB) decision on the 2018 and 2019 distribution rates;

•	higher OM&A costs primarily resulting from:
•payment of the Avista Corporation acquisition (Merger) termination fee;
•higher project write-offs, primarily driven by regulatory decision on Lake Superior Link project;

•	higher vegetation coverage compared to previous year; and

•	higher emergency power restoration costs due to a higher volume of weather related emergency calls; partially offset by:
•lower costs due to the repatriation of the Call Centre which resulted in operational improvements;

•	higher financing charges primarily resulting from:

•	reversal of previously recorded gains on the foreign-exchange contract related to the Merger compared to a gain recorded in the first quarter of 2018; and

•	write-off of deferred financing costs and a decrease in interest expense related to convertible debentures redeemed in February 2019, following termination of the Merger agreement;

•	lower income tax expense primarily attributable to the following:

•	income tax recovery on termination fee and financing charges related to the Merger, and

•	incremental tax deductions from deferred tax asset sharing mandated by the OEB, partially offset by

•	higher income before taxes, adjusted for costs related to the Merger, in the first quarter of 2019 compared to 2018.
EPS and Adjusted EPS
EPS was $0.29 in the first quarter of 2019, compared to $0.37 in the first quarter of 2018. The decrease in EPS was driven by lower earnings in the first quarter of 2019, as discussed above. Adjusted EPS, which adjusts for income and costs related to the Merger, was $0.52 in the first quarter of 2019, compared to $0.35 in the first quarter of 2018. The increase in Adjusted EPS was driven by changes in net income for the first quarter of 2019, as discussed above, but excluding the impact of items related to the Merger. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.
Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2019	2018	Change
Transmission	428	421	1.7%
Distribution	1,321	1,145	15.4%
Other	10	10	—%
Total revenues	1,759	1,576	11.6%

Transmission	428	421	1.7%
Distribution, net of purchased power	514	394	30.5%
Other	10	10	—%
Total revenues, net of purchased power	952	825	15.4%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,763	19,815	4.8%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,738	7,406	4.5%

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Transmission Revenues
Transmission revenues increased by 1.7% during the quarter ended March 31, 2019, primarily due to the following:

•	higher average monthly Ontario 60-minute peak demand driven by colder January and March in 2019; partially offset by

•	revenue recognized in the first quarter of 2018 to reflect the Company’s position with respect to the deferred tax asset, which was subsequently reversed following the OEB decision.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 30.5% during the quarter ended March 31, 2019, primarily due to impacts relating to the 2018 and 2019 distribution rates OEB decision received in March 2019.
OM&A Costs

Three months ended March 31 (millions of dollars)	2019	2018	Change
Transmission	99	105	(5.7%)
Distribution	146	145	0.7%
Other	171	20	755.0%
	416	270	54.1%
Transmission OM&A Costs
The decrease of 5.7% in transmission OM&A costs for the quarter ended March 31, 2019 was primarily due to:

•	lower volume of grid sustainment work; and

•	lower corporate support costs.
Distribution OM&A Costs
The increase of 0.7% in distribution OM&A costs for the quarter ended March 31, 2019 was primarily due to:

•	higher vegetation coverage compared to previous year;

•	higher emergency power restoration costs due to a higher volume of weather related emergency calls; and

•	higher sustainment work related to the Distribution Modernization project; partially offset by

•	mutual assistance costs in 2018 (net income neutral); and

•	lower costs due to repatriation of the Call Centre which resulted in operational improvements.
Other OM&A Costs
The increase in other OM&A costs for the quarter ended March 31, 2019 was primarily due to the payment of $138 million Merger termination fee and higher project write-offs related to the regulatory decision on Lake Superior Link project.
Financing Charges
The increase of $75 million or 85.2% in financing charges for the quarter ended March 31, 2019 was primarily due to the following:

•	reversal of previously recorded unrealized gains on the foreign-exchange contract related to the Merger compared to an unrealized gain recorded in the first quarter of 2018;

•	write-off of deferred financing costs and a decrease in interest expense related to convertible debentures redeemed in February 2019, following termination of the Merger agreement;

•	an increase in interest expense on long-term debt driven by higher weighted-average long-term debt balance outstanding in 2019; and

•	an increase in interest expense on short-term notes payable driven by higher weighted-average interest rates and balance of short-term notes outstanding in 2019.
Income Tax Expense
Income tax recovery was $16 million for the quarter ended March 31, 2019, compared to an expense of $42 million for the first quarter of 2018. The Company realized an effective tax rate (ETR) of approximately (9.9%) in the quarter, compared to approximately 15.6% realized in the same period of 2018.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable from or refundable to customers in the future. The decrease in income tax expense for the period ended March 31, 2019 was primarily attributable to income tax recovery on termination fee and financing charges related to the Merger, and incremental tax deductions from deferred tax asset sharing mandated by the OEB, partially offset by higher income before taxes, adjusted for costs related to the Merger, in the first quarter of 2019 compared to 2018.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Common Share Dividends
In 2019, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 20, 2019	March 13, 2019	March 29, 2019	$0.2300	137
Following the conclusion of the first quarter of 2019, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
May 8, 2019	June 12, 2019	June 28, 2019	$0.2415	144
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017
Revenues	1,759	1,491	1,606	1,477	1,576	1,439	1,522	1,371
Purchased power	807	741	733	674	751	662	675	649
Revenues, net of purchased power	952	750	873	803	825	777	847	722
Net income (loss) to common shareholders	171	(705)	194	200	222	155	219	117

Basic EPS	$0.29	($1.18)	$0.33	$0.34	$0.37	$0.26	$0.37	$0.20
Diluted EPS	$0.29	($1.18)	$0.32	$0.33	$0.37	$0.26	$0.37	$0.20
Basic Adjusted EPS[1]	$0.52	$0.30	$0.38	$0.33	$0.35	$0.29	$0.40	$0.20
Diluted Adjusted EPS[1]	$0.52	$0.29	$0.38	$0.32	$0.35	$0.28	$0.40	$0.20

[1]	See section “Non-GAAP Measures” for description of Adjusted EPS.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2019 and 2018:

Three months ended March 31 (millions of dollars)	2019	2018	Change
Transmission	54	38	42.1%
Distribution	88	105	(16.2%)
Other	3	2	50.0%
Total assets placed in-service	145	145	—%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $16 million or 42.1% during the first quarter of 2019 primarily due to the following:

•
timing of assets placed in-service in 2019 for station sustainment investments (primarily at St. Isidore, Cherrywood, Kenilworth and Horning transmission stations, partially offset by Orillia transmission station);

•	higher volume of demand capital replacement work that were placed in-service;

•	cumulative investments of distribution generation connection projects that were placed in-service; and

•	timing of assets placed in service for the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection project; partially offset by

•	timing of assets placed in-service at Ear Falls transmission station in the first quarter of 2018.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $17 million or 16.2% during the first quarter of 2019 primarily due to the following:

•
cumulative investments that were placed in-service for the Advanced Distribution System project, the Source-to-Order Transformation project, and the Advanced Metering Infrastructure Wireless project work in the first quarter of 2018;

•	lower volume of wood pole replacements;

•	lower volume of new connections; and

•	lower volume of lines component work; partially offset by

•	higher volume of distribution stations refurbishments; and

•	higher volume of emergency power and storm restorations work.
Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2019 and 2018:

Three months ended March 31 (millions of dollars)	2019	2018	Change
Transmission
Sustaining	174	155	12.3%
Development	19	23	(17.4%)
Other	13	12	8.3%
	206	190	8.4%
Distribution
Sustaining	46	59	(22.0%)
Development	44	46	(4.3%)
Other	13	9	44.4%
	103	114	(9.6%)

Other	2	1	100.0%
Total capital investments	311	305	2.0%
Transmission Capital Investments
Transmission capital investments increased by $16 million or 8.4% during the first quarter of 2019. Principal impacts on the levels of capital investments included:

•	higher volume of overhead lines refurbishments and replacements;

•	higher volume of demand work associated with equipment failures at Finch, Longwood and Hawthorne transmission stations;

•	higher spend on information technology (IT) primarily due to the Private Cloud Data Center project; and

•	higher volume of work for the NERC Critical Infrastructure Protection project; partially offset by:

•	lower volume of transmission station refurbishments and replacements work; and

•	lower spend on load customer connections due to completion of work at Runnymede transmission station in 2018.
Distribution Capital Investments
Distribution capital investments decreased by $11 million or 9.6% during the first quarter of 2019. Principal impacts on the levels of capital investments included:

•	lower volume of wood pole replacements;

•	lower spend in metering programs due to the completion of the Advanced Metering Infrastructure Wireless project last year; and

•	lower spend on Advanced Distribution System infrastructures as the project was completed in 2018; partially offset by:

•	higher spend on IT primarily due to the Private Cloud Data Center project.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at March 31, 2019:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line	2019[1]	134	125
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[2]	157	19
Waasigan Transmission Line	Thunder Bay-Atikokan Northwestern Ontario	New transmission line	2024[3]	35	1

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2020	105	101
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	146	126
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	112	67
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	104	63
1 See section Regulation - Niagara Reinforcement Limited Partnership for additional information.
2 The majority of the East-West Tie Station Expansion project will be placed in-service in 2021, enabling the connection and energization of the new East-West Tie transmission line. Additional work to complete the upgrades will be placed in-service in 2022.
3 The in-service date of the Waasigan Transmission Line project (formerly known as Northwest Bulk Transmission Line Development project) represents the completion of the development phase.
Future Capital Investments
Following is a summary of estimated capital investments by Hydro One over the years 2019 to 2023. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2019 to 2022 distribution capital investments estimates differ from prior disclosures, representing a decrease to reflect Hydro One’s five-year rate application for 2018-2022 distribution rates. The projections and timing are subject to OEB approval of the draft rate order currently under review. The projections and the timing of the transmission 2020-2023 expenditures are subject to approval by the OEB.
The following table summarizes Hydro One’s annual projected capital investments for 2019 to 2023, by business segment:

(millions of dollars)	2019	2020	2021	2022	2023
Transmission	1,049	1,203	1,329	1,380	1,381
Distribution	632	671	652	627	757
Other	13	15	26	9	10
Total capital investments	1,694	1,889	2,007	2,016	2,148
The following table summarizes Hydro One’s annual projected capital investments for 2019 to 2023, by category:

(millions of dollars)	2019	2020	2021	2022	2023
Sustainment	1,068	1,182	1,401	1,483	1,530
Development	408	493	422	379	468
Other[1]	218	214	184	154	150
Total capital investments	1,694	1,889	2,007	2,016	2,148

[1]	“Other” capital expenditures consist of special projects, such as those relating to IT.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2019	2018
Cash provided by operating activities	118	376
Cash used in financing activities	(289)	(76)
Cash used in investing activities	(308)	(297)
Increase (decrease) in cash and cash equivalents	(479)	3
Cash provided by operating activities
Cash from operating activities for the first quarter of 2019 decreased by $258 million compared to the first quarter of 2018, were impacted by various factors, including higher receivable balances resulting from increased revenues, changes in certain regulatory variance and deferral accounts, and lower cash earnings in the first quarter of 2019, primarily driven by the Merger termination fee.
Cash provided by financing activities
Sources of cash

•	The Company received proceeds of $2,110 million from the issuance of short-term notes in the first quarter of 2019, compared to $1,172 million received in the first quarter of 2018.
Uses of cash

•	The Company repaid $1,512 million of short-term notes in the first quarter of 2019, compared to $1,109 million repaid in the first quarter of 2018.

•	The Company redeemed $513 million of convertible debentures in the first quarter of 2019, compared to no convertible debentures redeemed in the first quarter of 2018.

•	The Company repaid $228 million of long-term debt in the first quarter of 2019, compared to no long-term debt repaid in the first quarter of 2018.

•
Dividends paid in the first quarter of 2019 were $142 million, consisting of $137 million of common share dividends and $5 million of preferred share dividends, compared to dividends of $136 million paid in the first quarter of 2018, consisting of $131 million of common share dividends and $5 million of preferred share dividends.

Cash used in investing activities
Uses of cash

•	Capital expenditures were $4 million higher in the first quarter of 2019, primarily due to higher volume and timing of capital investment work.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2.3 billion in short-term notes with a term to maturity of up to 365 days. The maximum number of short-term notes authorized for issuance was increased from $1.5 billion to $2.3 billion on March 25, 2019.
At March 31, 2019, Hydro One Inc. had $1,680 million in commercial paper borrowings outstanding, compared to $1,252 million outstanding at December 31, 2018. The interest rates on the commercial paper borrowings outstanding at March 31, 2019 ranged from 1.9% to 2.3%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2,550 million maturing in 2021 and 2022, with no amounts used at March 31, 2019 or December 31, 2018. The Company may use these credit facilities for working capital and general corporate purposes. On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) for the purpose of funding the payment of the Merger termination fee and other Merger related costs. At March 31, 2019, $170 million was drawn on the Demand Facility. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, the Demand Facility and anticipated levels of FFO are expected to be sufficient to fund the Company’s normal operating requirements.
At March 31, 2019, the Company had long-term debt outstanding in the principal amount of $10,488 million, which included $10,345 million of long-term debt issued by Hydro One Inc. and long-term debt in the principal amount of $143 million issued by HOSSM. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program. The long-term debt consists of notes and debentures that mature between 2019 and 2064, and at March 31, 2019, had a weighted-average term to maturity of approximately 16.4 years and a weighted-average coupon rate of 4.3%.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion, and at March 31, 2019, $2.6 billion remained available for issuance. On April 5, 2019, Hydro One Inc. issued long-term debt totalling $1.5 billion, resulting in $1.1 billion remaining available for issuance under the MTN Program until April 2020.
On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada to replace the universal base shelf prospectus that expired on April 30, 2018. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, Hydro One Holdings Limited (HOHL), an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US for the purposes of, but not limited to, funding a portion of the cash purchase price of the Merger. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At March 31, 2019, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.
Acquisition Credit Facilities
In June 2018, for the purpose of bridge financing for the Merger, the Company secured a $1.0 billion non-revolving equity bridge credit facility, and a US$2.6 billion non-revolving debt bridge credit facility (Acquisition Credit Facilities). As a result of the termination of the Merger agreement, on January 24, 2019, the Company cancelled the Acquisition Credit Facilities. In addition, the foreign-exchange contract entered into in October 2017 that was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed by the issuance of convertible debentures was revalued to $nil, resulting in a loss of $22 million recorded in the first quarter of 2019, compared to an unrealized gain of $27 million recorded in the first quarter of 2018.
Compliance
At March 31, 2019, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

March 31, 2019 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	10,488	502	1,457	734	7,795
Long-term debt – interest payments	8,093	446	836	762	6,049
Short-term notes payable[1]	1,850	1,850	—	—	—
Pension contributions[2]	458	80	155	161	62
Environmental and asset retirement obligations	178	25	61	59	33
Outsourcing and other agreements	271	148	107	5	11
Lease obligations	28	8	14	3	3
Long-term software/meter agreement	38	20	14	3	1
Total contractual obligations	21,404	3,079	2,644	1,727	13,954

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	250	2,300	—
Letters of credit[3]	176	176	—	—	—
Guarantees[4]	330	330	—	—	—
Total other commercial commitments	3,056	506	250	2,300	—

[1]	Includes $170 million drawn on the Demand Facility.

[2]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable.

[3]
Letters of credit consist of a $163 million letter of credit related to retirement compensation arrangements, a $7 million letter of credit provided to the Independent Electricity System Operator (IESO) for prudential support, $5 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[4]
Guarantees consist of $325 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $5 million provided by Hydro One to the Minister of Natural Resources relating to Ontario Charging Network LP (OCN LP).

SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At May 8, 2019, Hydro One had 596,474,638 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series, Series 1 preferred shares and Series 2 preferred shares. At May 8, 2019, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at May 8, 2019 is 5,727,685.
REGULATION
The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2019	Transmission – Revenue Cap	OEB decision received
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision pending
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received[2]
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received[3]

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power	n/a	Acquisition	OEB decision pending[4]
Peterborough Distribution	n/a	Acquisition	OEB decision pending

Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision received
Lake Superior Link Project	n/a	Section 92	OEB decision received[5]

[1]	On March 7, 2019, the OEB upheld its Original Decision relating to the deferred tax asset. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court.

[2]
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision with respect to recovery of pension costs. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court.

[3]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Revenue Cap Escalator factor) to its 2019 revenue requirement.

4 In September 2018, Hydro One filed a new MAAD application with the OEB to acquire Orillia Power.
5 On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge, as directed by the Province of Ontario (Province) on January 30, 2019.
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2019	n/a1	n/a1	Filed in October 2018	To be filed
	2020	8.98% (F)	$12,398 million (F)	Filed in March 2019	To be filed
	2021	8.98% (F)	$13,120 million (F)	Filed in March 2019	To be filed
	2022	8.98% (F)	$13,947 million (F)	Filed in March 2019	To be filed

B2M LP	2019	8.98% (A)	$496 million (A)	Approved in December 2015	Approved in December 2018

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	OEB decision received[2]

Distribution
Hydro One Networks	2018	9.00% (A)	$7,637 million (F)	Filed in March 2017[3]	Filed in April 2019
	2019	8.98% (A)	$7,894 million (F)	Filed in March 2017[3]	Filed in April 2019
	2020	8.98% (F)	$8,175 million (F)	Filed in March 2017[3]	To be filed in 2019 Q4
	2021	8.98% (F)	$8,517 million (F)	Filed in March 2017[3]	To be filed in 2020 Q4
	2022	8.98% (F)	$8,813 million (F)	Filed in March 2017[3]	To be filed in 2021 Q4
1 The Revenue Cap application is a formulaic adjustment to the approved revenue requirement and does not consider return on equity (ROE) or rate base.

[2]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Revenue Cap Escalator factor) to its 2019 revenue requirement.

[3]	In April 2019, Hydro One Networks filed a draft rate order with the OEB which included updated rate base amounts.
Electricity Rates Applications
Hydro One Networks - Transmission
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision), with 2017 rates effective January 1, 2017.
In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million. Notwithstanding the recognition of the effects of the decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax asset decision.
On October 26, 2018, Hydro One filed a one-year inflation based application with the OEB for 2019 transmission revenue requirement. On December 20, 2018, the OEB issued a decision approving Hydro One's 2018 revenue requirement as interim for 2019. On April 25, 2019, the OEB issued its decision on Hydro One’s 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.
On March 21, 2019, the Company filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. The OEB decision is pending.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.
On March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates. See above in “- Hydro One Networks - Transmission” for impacts relating to the distribution deferred income tax regulatory asset.
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision with respect to recovery of pension costs, and on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court. The appeal is being held in abeyance pending the outcome of the motion.
Hydro One Remote Communities
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase, which was later finalized on March 28, 2019.
Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.
Niagara Reinforcement Limited Partnership (NRLP)
On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M LP.
On September 27, 2018, Hydro One filed a transmission licence application with the OEB for NRLP. On October 25, 2018, Hydro One filed two other applications with the OEB relating to NRLP requesting approval for Hydro One Networks to sell the applicable assets to NRLP and approval of interim rates to include in the 2019 Uniform Transmission Rates. On December 20, 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature but indicated that there would be an opportunity to adjudicate the matter at a later date.
In January 2019, construction on the project was halted due to a land dispute with another Indigenous group. On March 1, 2019, Hydro One filed a letter with the OEB requesting that the three previously-filed applications be heard together once the land dispute is resolved. When the revised in-service date is determined, Hydro One will request that the OEB resume adjudication of the applications. On March 15, 2019, the OEB put the NRLP applications in abeyance per Hydro One’s request. Although Hydro One and the First Nations partners continue to work towards resolving the dispute, there is a risk that the in-service date could be delayed beyond 2019.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

MAAD Applications
Orillia Power MAAD Application
In 2016, Hydro One filed a MAAD application (2016 Application) with the OEB to acquire Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. On September 26, 2018, Hydro One filed a new MAAD application (2018 Application) with the OEB to acquire Orillia Power. The evidence in the 2018 Application is similar to that provided in the 2016 Application. However, it includes additional information that was not available at the time Hydro One filed its 2016 MAAD Application, including updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity.
On October 16, 2018, the School Energy Coalition (SEC) filed a motion with the OEB seeking an order dismissing the 2018 Application. On January 16, 2019, Hydro One and Orillia Power filed submissions on the SEC motion, maintaining that the motion should be dismissed, and that the 2018 Application should be heard by the OEB. On March 12, 2019, the OEB dismissed SEC's motion. At the request of Hydro One, on March 21, 2019, the OEB cancelled the deadlines for interrogatories to allow Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One’s Distribution Rates Application for 2018-2022. Hydro One filed the supplemental evidence on April 26, 2019. Further procedural steps will be forthcoming. The OEB decision is pending
Peterborough Distribution MAAD Application
On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition of business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution). On October 25, 2018, an advance ruling certification application was filed with the Competition Bureau. On November 14, 2018, the Competition Bureau issued a no action letter, meaning that transaction can proceed from the Competition Bureau’s perspective. At the request of Hydro One, on March 21, 2019, the OEB allowed Hydro One to file amended or supplemental evidence in response to the OEB decision on Hydro One’s Distribution Rates Application for 2018-2022. Hydro One filed the supplemental evidence on April 26, 2019. Further procedural steps will be forthcoming. The OEB decision is pending
OTHER DEVELOPMENTS
Collective Agreements
On March 25, 2019, Hydro One and the Society of United Professionals (Society) announced the tentative settlement of a two-year collective agreement covering approximately 1,500 employees in critical engineering, supervisory and administrative roles. The agreement covering the period from April 1, 2019 to March 31, 2021 was ratified by the Society on April 30, 2019.
Litigation
Class Action Lawsuit
Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. In March 2019, the plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal, which means that the lawsuit has effectively ended.
Litigation Relating to the Merger
There were four putative class action lawsuits filed by Avista Corporation shareholders in relation to the Merger. The plaintiffs in the four lawsuits were, respectively, Fink, Jenß, Samuel and Sharpenter. All of these class action lawsuits have now been dismissed.
2019 Federal and Ontario Budgets
Budgets' Impact
The 2019 federal and Ontario budgets introduced certain time-limited investment incentives which, when enacted, will allow Hydro One to take accelerated tax depreciation up to three times the first year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028. This accelerated tax deduction will result in a temporary reduction to the Company’s ETR in the near term and may have a material impact on the timing of Hydro One’s future cash flows. The Company is currently assessing the impact.
Estimated ETR Change
Hydro One expects that the 2019 budgets, the OEB’s March 7, 2019 decision relating to the sharing of the Company’s deferred tax asset, and Merger related costs will lower its ETR to approximately 2% in 2019, and to a range of approximately 8% to 11% in the next 5 years.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Avista Corporation
On January 23, 2019, Hydro One and Avista Corporation announced that the companies have mutually agreed to terminate the Merger agreement. As a result of the termination of the Merger agreement, on January 24, 2019, Hydro One paid a US$103 million termination fee to Avista Corporation as required by the Merger agreement. On January 24, 2019, the Company cancelled the Acquisition Credit Facilities, with no amounts drawn. On February 1, 2019, Hydro One entered into the Demand Facility for the purpose of funding the payment of the termination fee and other Merger related costs. On February 8, 2019, Hydro One redeemed the convertible debentures and paid the holders of the instalment receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. The redemption of the convertible debentures was paid with cash on hand. As a result of the termination of the Merger agreement, no payment is due or receivable by Hydro One on the foreign-exchange contract.
The following amounts related to the termination of the Merger agreement were recorded by the Company in its 2019 first quarter financial statements:

•	$138 million for payment of the US$103 million Merger termination fee recorded in OM&A costs;

•	$22 million financing charges, due to reversal of previously recorded unrealized gains upon termination of the foreign-exchange contract;

•	redemption of $513 million convertible debentures and payments of related interest of $7 million; and

•	$24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Executive Officers
On March 28, 2019, Hydro One announced the appointment of Mark Poweska as President and Chief Executive Officer (CEO) of Hydro One and Hydro One Inc., effective May 10, 2019.
On May 8, 2019, Chris Lopez was appointed as the Chief Financial Officer of Hydro One and Hydro One Inc., effective May 9, 2019.
Subsequent to the end of the first quarter, in April 2019, Greg Kiraly, Chief Operating Officer, and Jamie Scarlett, Executive Vice President and Chief Legal Officer, have left the Company following a period of planned leadership transition.
Executive Compensation
On March 8, 2019, Hydro One released a revised executive compensation framework for its Board of Directors, the CEO and other executives that was approved by the Management Board of Cabinet of the Province.
NON-GAAP MEASURES
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended March 31 (millions of dollars)	2019	2018
Net cash from operating activities	118	376
Changes in non-cash balances related to operations	115	46
Preferred share dividends	(5)	(5)
Distributions to noncontrolling interest	(4)	(3)
FFO	224	414

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Adjusted Net Income and Adjusted EPS
The following basic and diluted Adjusted EPS has been calculated by management on a supplementary basis which adjusts for income and costs related to the Merger, in net income attributable to common shareholders. Adjusted EPS is used internally by management to assess the Company’s performance and is considered useful because it excludes the impact of Merger-related costs and loss or gain on the foreign-exchange contract. It provides users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Three months ended March 31 (millions of dollars, except number of shares and EPS)	2019	2018

Net income attributable to common shareholders	171	222

Impacts related to Merger:
OM&A - Merger-related costs (before tax)	138	2
Financing charges - Merger-related costs (before tax)	31	14
Financing charges - loss (gain) on foreign-exchange contract (before tax)	22	(27)
Tax impact	(51)	(1)
Merger-related impacts (after tax)	140	(12)

Adjusted net income attributable to common shareholders	311	210

Weighted average number of shares
Basic	595,961,260	595,386,711
Effect of dilutive stock-based compensation plans	2,354,970	2,322,393
Diluted	598,316,230	597,709,104

Adjusted EPS
Basic	$0.52	$0.35
Diluted	$0.52	$0.35
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

Three months ended March 31 (millions of dollars)	2019	2018
Revenues	1,759	1,576
Less: Purchased power	807	751
Revenues, net of purchased power	952	825

Three months ended March 31 (millions of dollars)	2019	2018
Distribution revenues	1,321	1,145
Less: Purchased power	807	751
Distribution revenues, net of purchased power	514	394
FFO, basic and diluted Adjusted EPS, Adjusted Net Income, Revenues, Net of Purchased Power, and Distribution Revenues, Net of Purchased Power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.4% ownership at March 31, 2019. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2019 and 2018:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2019	2018
Province	Dividends paid	70	67
IESO	Power purchased	550	513
	Revenues for transmission services	413	405
	Amounts related to electricity rebates	138	137
	Distribution revenues related to rural rate protection	58	57
	Distribution revenues related to the supply of electricity to remote northern communities	9	8
	Funding received related to Conservation and Demand Management programs	15	12
OPG	Power purchased	3	4
	Revenues related to provision of services and supply of electricity	2	2
OEFC	Power purchased from power contracts administered by the OEFC	1	1
OEB	OEB fees	2	2
OCN LP	Investment in OCN LP	2	—
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2019, that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Codifications (ASCs) and Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 842	February 2016 - January 2019
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
Hydro One adopted ASC 842 on January 1, 2019 using the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. See Note 2 for impact of adoption. The Company has included the disclosure requirements of ASC 842 for interim periods in Note 19 to the financial statements.

ASU 2017-12	August 2017
Amendments will better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results.
			January 1, 2019	No impact upon adoption
ASU 2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 will not be applicable in the adoption of ASC 842.
			January 1, 2020	Under assessment
ASU 2019-04	April 2019
This amendment clarifies, corrects and improves several aspects of the guidance under Topic 326 Financial Instruments - Credit Losses, Topic 815 Derivatives and Hedging and Topic 825 Financial Instruments.
			January 1, 2020	Under assessment
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated November 23, 2018. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at March 31, 2019 and December 31, 2018 and for the three months ended March 31, 2019 and 2018 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

For the three months ended March 31 (millions of dollars, unaudited)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	11	6	—	—	1,791	1,599	(43)	(29)	1,759	1,576
Net Income (Loss) Attributable to Common Shareholders	(124)	(15)	(19)	31	346	225	(32)	(19)	171	222

As at March 31, 2019 and December 31, 2018 (millions of dollars, unaudited)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Mar.2019	Dec.2018	Mar.2019	Dec.2018	Mar.2019	Dec.2018	Mar.2019	Dec.2018	Mar.2019	Dec.2018
Current Assets	135	159	—	22	1,795	2,054	(852)	(744)	1,078	1,491
Non-Current Assets	4,274	5,799	—	—	39,828	41,597	(19,744)	(23,230)	24,358	24,166
Current Liabilities	325	97	—	—	4,380	4,391	(1,340)	(1,460)	3,365	3,028
Non-Current Liabilities	—	1,516	—	3	22,256	22,373	(9,857)	(10,906)	12,399	12,986
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects and initiatives, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset; the motion to review and vary the OEB’s decision relating to reductions to pension costs and the related appeal; NRLP, related regulatory applications, and expectations related to the project, including timing; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans and the LTIP; the pension plan, future pension contributions, valuations and expected impacts; dividends; the anticipated impacts of certain investment incentives introduced in the 2019 federal and Ontario budgets; the Company’s expectations relating to its ETR; non-GAAP measures; internal control over financial reporting and disclosure; recent accounting-related guidance; the Universal Base Shelf Prospectus;

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

the US Debt Shelf Prospectus; the Company’s acquisitions and mergers, including Orillia Power and Peterborough Distribution; and appointment of Hydro One’s President and CEO. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•
risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures, or denials of applications;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
    the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex IT system infrastructure;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•
    the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2018 amended MD&A.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2019 and 2018

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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